

02022375

ITED STATES
EXCHANGE COMMISSION
ngton, D.C. 20549

RECEIVED
JUN 05 2002
WASH. D.C.
152 SECTION

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-22183

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING __April 1, 2001__ AND ENDING __March 31, 2002__
                                          MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

ALLEGHENY INVESTMENTS, LTD.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3000 McKnight East Drive
(No. and Street)

Pittsburgh,   PA   15237
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Alan A. Parise/ James D. Hohman   (412) 367-3880
                                                (Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Horovitz, Rudoy & Roteman
(Name — if individual, state last, first, middle name)

436 Seventh Avenue, Sixth Floor   Pittsburgh,   PA   15219
(Address)   (City)   (State)   Zip Code)

CHECK ONE:
    [X] Certified Public Accountant
    [ ] Public Accountant
    [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
JUN 26 2002
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

OATH OR AFFIRMATION

I, __James D Hohman_____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of __Allegheny Investments, Ltd._____, as of __March 31_____, __2002__, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

_____

_____

_____   _____
                                                                              Signature

                                                                              Director
                                                                     _____
                                                                              Title

_____
              Notary Public

This report** contains (check all applicable boxes):
☒ (a) Facing page.
☒ (b) Statement of Financial Condition.
☒ (c) Statement of Income (Loss).
☒ (d) Statement of Changes in Financial Condition.
☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
☒ (g) Computation of Net Capital
☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
☒ (l) An Oath or Affirmation.
☐ (m) A copy of the SIPC Supplemental Report.
☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).



INDEPENDENT AUDITORS' REPORT

May 8, 2002

Board of Directors
Allegheny Investments, LTD.
Pittsburgh, Pennsylvania

We have audited the accompanying statement of financial condition of Allegheny Investments, LTD. as of March 31, 2002, and the related statements of income, changes in stockholders' equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Allegheny Investments, LTD. as of March 31, 2002, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Horovitz, Rudoy & Roteman

Pittsburgh Office: Koppers Building, Sixth Floor • 436 Seventh Avenue • Pittsburgh, PA 15219-1853 • 412-391-2920 • Fax: 412-391-4703
Greensburg Office: One Pineview Place, Suite 4 • 225 Humphrey Road • Greensburg, PA 15601-4571 • 724-600-7050 • Fax: 724-600-7055
E-mail: team@hrrcpa.com • www.hrrcpa.com

Member American and Pennsylvania Institutes of Certified Public Accountants • Member of CPA Associates International

ALLEGHENY INVESTMENTS, LTD.
STATEMENT OF FINANCIAL CONDITION
MARCH 31, 2002

ASSETS

Cash and cash equivalents	$ 385,916
Broker deposits	50,513
Receivables from noncustomers	765,491
Furniture and fixtures - at cost, net of accumulated depreciation of $344,251	212,055
Leasehold improvements - at cost, net of accumulated depreciation of $1,317	13,909
Investment	3,300
Prepaid expenses	21,250
Prepaid corporate taxes	47,195
Intangible assets - at cost, net of accumulated amortization of $69,375	115,625
TOTAL ASSETS	**$ 1,615,254**

LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES

Commissions payable	$ 416,841	
Accounts payable	5,807	
Accounts payable - related party	38,690	
Representative deposits	9,000	
Note payable - related party	100,000	
Installment loan payable	62,500	
Deferred income taxes	17,000	
Accrued expenses	259	
TOTAL LIABILITIES		$ 650,097

STOCKHOLDERS' EQUITY

Common stock - voting; no par value; 25,000 shares authorized; 1,320 shares issued and 1,254 outstanding	33,750	
Paid-in capital	116,431	
Retained earnings	829,407	
Treasury Stock , 66 shares at cost	(14,431)	
TOTAL STOCKHOLDERS' EQUITY		965,157
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY		$ 1,615,254

ALLEGHENY INVESTMENTS, LTD.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEAR ENDED MARCH 31, 2002

	Common Stock	Paid in Capital	Retained Earnings	Treasury Stock
Balance, beginning	$ 33,750	$ 102,001	$ 876,521	$ -
Capital contributions	-	14,431	-	-
Purchase of 66 shares of treasury stock	-	-	-	(14,431)
Net loss	-	-	(47,114)	-
Balance, ending	$ 33,750	$ 116,431	$ 829,407	$ (14,431)

ALLEGHENY INVESTMENTS, LTD.
STATEMENT OF INCOME
FOR THE YEAR ENDED MARCH 31, 2002

REVENUES		
Commissions on securities	$ 289,988	
Commissions on investment company shares	6,535,569	
Commissions on partnership interests	402,715	
Commissions on annuities	1,433,514	
Commissions - other	715,641	
Interest and dividend income	27,202	
TOTAL REVENUES		$ 9,404,629
EXPENSES		
Salaries and other employment costs	7,941,707	
Other operating expenses	1,530,372	
TOTAL EXPENSES		9,472,079
OTHER INCOME		
Affiliation fee income	3,500	
Miscellaneous income	1,004	
TOTAL OTHER INCOME		4,504
LOSS BEFORE INCOME TAXES (BENEFIT)		(62,946)
INCOME TAXES (BENEFIT)		(15,832)
NET LOSS		$ (47,114)

ALLEGHENY INVESTMENTS, LTD.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED MARCH 31, 2002

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS

CASH FLOWS FROM OPERATING ACTIVITIES

Cash received from commissions	$ 9,312,578	
Cash paid to suppliers and employees	(9,248,789)	
Interest and dividends received	27,202	
Income taxes paid	(53,148)	
NET CASH PROVIDED BY OPERATING ACTIVITIES		$ 37,843

CASH FLOWS FROM INVESTING ACTIVITIES

Capital expenditures	(20,997)	
NET CASH USED BY INVESTING ACTIVITIES		(20,997)

CASH FLOWS FROM FINANCING ACTIVITIES

Principal payments on debt	(25,000)	
Contribution of capital from shareholders	14,431	
Purchase of treasury stock	(14,431)	
NET CASH USED BY FINANCING ACTIVITIES		(25,000)

NET DECREASE IN CASH AND CASH EQUIVALENTS		(8,154)
CASH AND CASH EQUIVALENTS- BEGINNING		394,070
CASH AND CASH EQUIVALENTS- ENDING		$ 385,916

ALLEGHENY INVESTMENTS, LTD.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED MARCH 31, 2002

RECONCILIATION OF NET LOSS TO NET CASH
PROVIDED BY OPERATING ACTIVITIES

NET LOSS		$ (47,114)
ADJUSTMENTS TO RECONCILE NET LOSS TO NET CASH PROVIDED BY OPERATING ACTIVITIES		
Depreciation and amortization	$ 95,016	
Deferred taxes	(16,100)	
CHANGES IN ASSETS AND LIABILITIES THAT PROVIDED (USED) CASH		
Accounts receivable - trade	(69,340)	
Prepaid expenses	7,114	
Prepaid taxes	(980)	
Deposits	(11)	
Accounts payable	(624)	
Advances to employees	500	
Accrued liabilities and corporate taxes	69,382	
TOTAL ADJUSTMENTS		84,957
NET CASH PROVIDED BY OPERATING ACTIVITIES		$ 37,843

Note 1 - Summary of Operations and Significant Accounting Policies

Operations: Allegheny Investments, LTD., is a full-service broker\dealer firm, offering access to a wide range of financial products and services, and specializing in consumer-oriented financial planning.

Property, Plant and Equipment: Property, plant and equipment are recorded at cost. Maintenance and repairs are charged to expense as incurred. Upon sale or retirement, the related cost and accumulated depreciation are removed from the accounts and any gain or loss is recognized.

Depreciation and Amortization: Depreciation and amortization are calculated using straight line and various accelerated methods over the useful lives of the assets.

Assets and their economic lives or recovery periods are as follows:

Assets	Economic Lives/Recovery Period
Office furniture and equipment	3 - 10 years
Leasehold improvements	10 - 40 years
Intangibles	4 years

Depreciation and amortization expense for the year ended March 31, 2002 amounted to $95,016.

Cash Flows: For purposes of the statement of cash flows, the Company considers highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

Concentrations of Credit Risk: The Company's principal activities include sales of securities, real estate partnerships, annuities and insurance contracts with the majority of their clients located in the Western Pennsylvania Area. The Company maintains its cash in bank deposit accounts which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts. The Company believes it is not exposed to any significant credit risk on cash and cash equivalents.

Receivable From Noncustomers: Noncustomer receivables consist of revenue due to the Company as a distributor for various investment and insurance products. The Company has reviewed the accounts receivable and management considers the balance at year end to be substantially collectible.

Advertising Costs: The Company's policy is to expense advertising costs in the year in which they occur. Advertising expense for the year amounted to $64,597.

Note 2 - Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 3 - Cash Reserve

The Company has cash of approximately $5,000, which has been segregated in a special reserve account for the benefit of customers under Rule 15c3-3 of the Securities and Exchange Commission.

Note 4 - Income Taxes

The Company follows FASB Statement No. 109, Accounting for Income Taxes, which requires an asset and liability approach to financial accounting and reporting for income taxes. Under the provisions of FASB Statement No. 109, deferred income tax assets and liabilities are computed annually for differences between the financial statement and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized. Income tax expense is the tax payable or refundable for the period plus or minus the change during the period in deferred tax assets and liabilities.

Deferred taxes arise from depreciation differences and a net operating loss carryforward.

The provision for income taxes is as follows:

Current		
Federal	$	120
State		148
Deferred		
Federal		(13.506)
State		(2,594)
Total	$	(15,832)

The Company has a $8,900 net operating loss carryforward that expires in 2017.

Note 5 - Profit Sharing Plan

The Company has adopted a joint profit sharing plan under Section 401(k) of the Internal Revenue Code with the other member of its controlled group. All full-time employees are eligible for the plan, regardless of age or years of service. The Company contributed approximately $26,706 to the plan during the current year.

Note 6 - Related Party Transactions

The Company currently rents office space from a related party Partnership in accordance with a lease agreement through January 2009 with monthly rent of $8,700. Rent expense for the year amounted to $104,400.

The following represents the minimum rental payments:

Years ended March 31, 2003		$	104,400
	2004	$	104,400
	2005	$	104,400
	2006	$	104,400
	2007	$	104,400

The Company paid a $72,000 fee to an affiliated company for services rendered. Certain expenses are also allocated between the two companies based on calculations.

Note 7 - Leases

The Company rents office space in accordance with various lease agreements. Rent expense for the year amounted to $56,551.

The following represents the minimum rental payments:

Years ended March 31, 2003		$	55,218
	2004	$	28,661

The Company subleases a portion of the above office space in accordance with lease agreements through December 2002. Monthly rent collected from the subleases total $1,050. The rental income for the year amounted to $12,600 and is netted against rent expense.

The future minimum rental income for the year ending March 31, 2003 is $9,450.

Note 8 - Long-term debt

Long-term debt at March 31, 2002 consisted of the following:

Subordinated loan - related party, payable in installments as approved by the regulatory agency of the NASD plus interest at prime plus 1/2% through November 2004, with interest only payments prior to approved principal installments	$ 100,000
Installment Loan Payable in eight semi-annual installments of $12,500, with no interest, through September 2004.	62,500
	162,500
Less: current portion	25,000
Long-term debt	$ 137,500

Long-term debt maturities are as follows at March 31, 2002:

Years ended March 31, 2003	$ 25,000
2004	25,000
2005	112,500
	$ 162,500

Interest expense for year ended March 31, 2002 totaled $9,466.

Note 9 - Stockholders' Equity

The Company has authorized 25,000 shares of class N non-voting common stock which has no par value. At March 31, 2002, no shares have been issued.

The stockholders of the Company have an agreement stipulating, among other things, the terms under which the Company's stock can be sold or transferred. The agreement provides that a stockholder intending to dispose of an interest in the Company must first offer his stock to the Company and then to the other stockholders at a price determined in accordance with the agreement. The agreement also requires that the Company redeem the shares owned by a stockholder upon death or disability.

Note 10 - Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rules (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1. At March 31, 2002, the Company had net capital of $369,617 which was $119,617 in excess of its required net capital of $250,000. The Company's net capital ratio was 1.8674 to 1.

Note 11 - Investment

This security is not readily marketable, which means it is a security (a) for which there is no market on a securities exchange or no independent publicity quoted market, (b) that cannot be publicly offered or sold unless registration has been effected under the Securities Act of 1933, or (c) that cannot be offered or sold because of other arrangements, restrictions, of conditions applicable to the securities or to the Company.

Note 12 - Litigation

The Company is subject to legal proceedings and claims which have arisen in the ordinary course of its business and have not been fully adjudicated. These actions, when finally concluded and determined, will not, in the opinion of management, have a material adverse effect upon the financial position of the Company.

SUPPLEMENTARY INFORMATION

ALLEGHENY INVESTMENTS, LTD.
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE
SECURITIES AND EXCHANGE COMMISSION
MARCH 31, 2002

SCHEDULE I

NET CAPITAL
 Total stockholders' equity $ 965,157

 Add: Subordinated loan 100,000

 Less: Non allowable assets
  Receivable from noncustomers 120,117
  Furniture and equipment 341,589
  Prepaid expenses 72,145
  Trail commissions over payables 123,486
  Advances to reps 33,645
  Investment in partnership 3,300

TOTAL NON ALLOWABLE ASSETS 694,282

NET CAPITAL BEFORE HAIRCUTS 370,875

 Haircuts on trading and investments securities - other (1,259)

NET CAPITAL $ 369,617

AGGREGATE INDEBTEDNESS
 Accounts payable, commissions payable and deposits $ 690,223

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

 Minimum net capital required $ 46,017

 Minimum dollar net capital requirement $ 250,000

 Net capital requirement $ 250,000

 Excess net capital at 1500% $ 323,600

 Excess net capital at 1000% $ 300,591

 Excess net capital $ 119,617

 Ratio: Aggregate indebtedness to net capital 1.8674 to 1

ALLEGHENY INVESTMENTS, LTD.
INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS
UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
MARCH 31, 2002

SCHEDULE II

All customer transactions are cleared through another broker-dealer on a fully disclosed basis.

Name of clearing firms - Rauscher Pierce Refnes, Inc.
- National Financial Services

ALLEGHENY INVESTMENTS, LTD.
RECONCILIATION OF AUDITED AND UNAUDITED COMPUTATIONS OF NET CAPITAL
PURSUANT TO RULE 15c3 1 OF THE SECURITIES AND EXCHANGE COMMISSION
MARCH 31, 2002

SCHEDULE III

NET CAPITAL, AS REPORTED IN COMPANY'S UNAUDITED FOCUS REPORT (FORM X 17A 5, PART IIA)	$ 369,617
ADJUSTMENTS Nonallowable assets	-
AUDITED NET CAPITAL	$ 369,617

FINANCIAL REPORT



ALLEGHENY INVESTMENTS, LTD.

YEAR ENDED MARCH 31, 2002